FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document


No. 1          FRN Variable Rate Fix dated 5 July 2004
No. 2          FRN Variable Rate Fix dated 6 July 2004
No. 3          FRN Variable Rate Fix dated 7 July 2004
No. 4          FRN Variable Rate Fix dated 9 July 2004
No. 5          FRN Variable Rate Fix dated 9 July 2004
No. 6          Director Shareholding dated 9 July 2004
No. 7          FRN Variable Rate Fix dated 9 July 2004

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Document No. 1

RE: NORTHERN ROCK PLC
USD 12,159,000.00
MATURING: 12-Apr-2005
ISSUE DATE: 06-Oct-2001
ISIN: XS0127633872

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-JLY-04 TO 06-Oct-2004 HAS BEEN FIXED AT 1.620000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 06-Oct-2004 WILL AMOUNT TO:
USD 4.14 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881


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Document No. 2

RE: NORTHERN ROCK PLC
GBP 2,547,000.00
MATURING: 06-Jly-2009
ISSUE DATE: 27-Jun-2003
ISIN: XS0171562175

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Jly-2004 TO 06-Oct-2004 HAS BEEN FIXED AT 4.955000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 06-Oct-2004 WILL AMOUNT TO:
GBP 12.49 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
GBP 1,853,000.00
MATURING: 07-Jan-2010
ISSUE DATE: 02-Jan-2004
ISIN: XS0183043768

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jly-2004 TO 07-Oct-2004 HAS BEEN FIXED AT 4.960000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 07-Oct-2004 WILL AMOUNT TO:
GBP 12.50 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
GBP 2,227,000.00
MATURING: 09-Oct-2009
ISSUE DATE: 03-Oct-2003
ISIN: XS0177078929

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jul-2004 TO 11-Oct-2004 HAS BEEN FIXED AT 4.960000 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 11-Oct-2004 WILL AMOUNT TO:
GBP 12.77 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

RE: NORTHERN ROCK PLC
GBP 4,526,000.00
MATURING: 09-Jly-2008
ISSUE DATE: 09-May-2003
ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jly-2004 TO 11-Oct-2004 HAS BEEN FIXED AT 4.960000 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 11-Oct-2004 WILL AMOUNT TO:
GBP 12.77 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 9 July 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.
Following this transaction, the Northern Rock Employee Trust holds a total of 5,482,844 Shares representing 1.30% of the Company's issued share capital.

Document No. 7

RE: NORTHERN ROCK PLC
GBP 20,000,000.00
MATURING: 10-Oct-2005
ISSUE DATE: 09-Apr-2003
ISIN: XS0166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jly-2004 TO 11-Oct-2004 HAS BEEN FIXED AT 4.880000 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 11-Oct-2004 WILL AMOUNT TO:
GBP 1,256.77 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  12 July 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary